FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 8 April 2006 to 25 April 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS

99.1	Acquisition of 30% stake in Kent Completed - 10 April 2006

99.2	Notification of Major Interests in Shares - Franklin Resources Inc, 19 April 2006

99.3	Cadbury Schweppes to acquire remaining 55% stake in Dr Pepper / Seven Up Bottling Group for $353 million - 25 April 2006

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills Director of Group Secretariat

Dated:	25 April 2006

Exhibit 99.1

Press Release	10 April 2006
CADBURY SCHWEPPES — ACQUISITION OF 30% STAKE IN KENT COMPLETED
Further to its announcement of 28 December 2005, Cadbury Schweppes has today completed the acquisition of a 30% shareholding in Kent, the Turkish confectionery business, from Tahincioglu Holdings for £54.4 million. Cadbury Schweppes now holds a 95.36% stake in Kent.
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries:	+ 44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Media Enquiries:    +44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 50,000 people.

Exhibit 99.2
NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1.	Name of listed company			2.	Name of shareholder with a major interest
	CADBURY SCHWEPPES PLC				FRANKLIN RESOURCES, INC.

3.	Please state whether notification indicates that it is			4.	Name of the registered holder(s) and, if more than one holder, the
	regarding the holding of the shareholder named in 2 above;				number of shares held by each of them
	in respect of a non-beneficial interest; or in the case of				THE BANK OF NEW YORK (NOMINEES) LTD		35,097,921
	an individual holder if it is a holding of that person’s				CHASE NOMINEES LTD*		14,285,442
	spouse or children under the age of 18				STATE STREET NOMINEES LTD*		14,201,728
	NON-BENEFICIAL INTEREST				MELLON NOMINEES LTD*		7,948,757
					NORTRUST NOMINEES LTD*		3,636,205
					CEDE, NEW YORK		2,941,200
					ROY NOMINEES LTD		1,956,622
					BBHISL NOMINEES LTD*		1,142,970
					CITIBANK LTD		1,042,269
					HSBC GLOBAL CUSTODY NOMINEES LTD		713,788
					EUROCLEAR BRUXELLES		45,180

					*MULTIPLE ACCOUNT DESIGNATIONS

5.	Number of shares/amount of	6.	Percentage of issued class	7.	Number of shares/amount of	8.	Percentage of issued class
	stock acquired		N/A		stock disposed		0.97%
	N/A				20,065,997

9.	Class of security			10.	Date of transaction	11.	Date listed company informed
	ORDINARY SHARES OF 12.5P EACH				3 April 2006		18 APRIL 2006

12.	Total holding following this notification			13.	Total percentage holding of issued class following this notification
	83,012,082				3.99%

14.	Any additional information			15.	Name of contact and telephone number for queries
					JOHN HUDSPITH
					020 7830 5179

16.	Name and signature of duly authorised officer of the listed company responsible for making this notification

	H BLANKS
	GROUP SECRETARY

Date of notification 19 APRIL 2006

Exhibit 99.3

IMMEDIATE RELEASE	25 April 2006
Cadbury Schweppes to Acquire Remaining 55% Stake in Dr Pepper/Seven Up
Bottling Group (BG) for $353 million (£198 million)

•	Acquiring the remaining 55% of BG for $353 million (£198 million) in cash
•	Represents an enterprise value/2005 EBITDA multiple of 7.1 times
•	Cost and revenue synergies of $120m by 2010; 50% realised by 2008
•	Acquisition enhances 2006 underlying earnings; exceeds cost of capital in 2008
•	Strengthens route to market for US beverages business
•	Increases ability to leverage scale with US retail customers
•	Enhances revenue growth potential for US beverages
•	Agreement also reached to acquire All American Bottling Group, the 3rd largest independent bottler
Todd Stitzer, CEO of Cadbury Schweppes, said: “The acquisition is strategically consistent, financially attractive and value enhancing. It gives us greater control over the distribution of our brands; improved operating efficiencies and customer service; and greater access to faster growing water and energy drinks”.
Transaction Overview
We are announcing today that we have agreed to buy a 53% stake in Dr Pepper/Seven Up Bottling Group (BG) from The Carlyle Group for $334 million (£187 million). Following completion, we intend to purchase the remaining equity in BG on the same terms, in respect of shares held by management and employee share options, for an additional $19 million (£11 million). These purchases will increase our stake in BG from 45% to 100%.
BG, which is the largest independent bottler in the US, had revenues of $2.0 billion and underlying EBITDA of $204 million in 2005. Based on a total enterprise value of $1,458 million, the deal represents a 2005 EBITDA multiple of 7.1 times. The acquisition will be financed from our existing resources.
The acquisition is expected to enhance our underlying earnings in 2006 and exceed our weighted average cost of capital in 2008. Value creation will be driven through a combination of cost and revenue synergies which are expected to reach $120 million by 2010. The transaction is subject to regulatory approval in the US and is expected to close in early May.
The integration of BG with our US beverage business is a significant step in achieving our strategic goal of strengthening and securing our route to market in the US as it:
•	Consolidates the manufacture and distribution of our beverage brands into three strong, cost effective scale systems — company-owned, Coke bottlers and Pepsi bottlers
•	Enables us to more effectively leverage our broad brand portfolio by simplifying our interactions with our retail customers

•	Enhances our revenue growth by providing the additional funds to re-invest in our core beverage brands, notably Dr Pepper, and in accessing under-exploited higher margin convenience channels
On completion, BG will be integrated with Cadbury Schweppes Americas Beverages (CSAB) and will be known as Cadbury Schweppes Bottling Group (CSBG). Gil Cassagne, currently President and CEO of CSAB, will run the combined business. Larry Young, currently CEO and President of BG, will become Chief Operating Officer of CSBG reporting to Gil. His responsibilities will cover the supply chain for the region and the operation of BG.
We have also entered into an agreement in principle to acquire the assets of the All American Bottling Company (AABC), the third largest independent bottler in the US. The transaction is subject to confirmatory due diligence and regulatory approval and is expected to close during the second quarter. The purchase price is expected to be around $65 million. AABC had revenues of around $180 million in 2005 and distributed 2% of CSAB’s carbonated volumes in the US.
Strategic Rationale for the Acquisition
BG will be fully integrated with our US beverage operations to create a business with revenues of around $4.8 billion. This will significantly enhance our ability to produce sustainable revenue growth and returns from our US beverage business by: strengthening our beverage route to market in the US; enabling us to better leverage our scale and brand portfolio with our customers; and creating new opportunities for growth.
i)	Strengthen our US Beverage Route to Market

Our beverage route to market in the US will be significantly strengthened both through further consolidating the manufacture and distribution of our brands and improving the cost competitiveness of our company-owned operations.

Following the deal, the manufacture and distribution of our beverage brands in the US will be focused on three strong, scale systems: company-owned; Coke aligned bottlers and Pepsi aligned bottlers. Our company-owned operations will distribute around 40% of our total US beverage volumes, including both carbonate and non-carbonate brands. Coke and Pepsi bottlers together account for around 40% of our total volumes, primarily Dr Pepper.

We expect our company-owned system to be a more effective vehicle for further IBS consolidation. To that end, today we are also announcing an agreement in principle to acquire the assets of the All American Bottling Company. We expect to spend around $200 million over the next 2 years on further Independent Bottling System (IBS) acquisitions.

We expect to be able to reduce operating costs and improve efficiencies across the new business by optimising our manufacturing configuration, leveraging our combined procurement spend and streamlining our commercial and back-office functions.

ii)	Leverage our Scale with Customers

CSAB is the tenth largest supplier of food and beverage products to the US grocery trade. However, our multiple routes to market mean that we are not always able to leverage this scale. Merging BG with our business in the US will enable us to more effectively leverage our position in the market by reducing the complexity of our interactions with our retail customers. In particular, we will be better equipped to service the sophisticated and fast growing national retailers.

iii)	Enhance our Revenue Growth

The addition of BG’s brands to our existing portfolio extends our participation into faster growing categories of the beverage market, through BG’s wholly owned water brand, Deja Blue and through non-Cadbury Schweppes licensed brands such as Monster energy drinks, Fiji premium waters and Glaceau vitamin enhanced waters.

The integration of the two businesses will release additional funds which will be reinvested in growth initiatives including increasing investment in our core brands, particularly Dr Pepper, and accessing higher margin impulse channels where we are currently under-represented.
Value Creation
Based on an enterprise value of $1,458 million, the deal represents a 2005 EBITDA multiple of 7.1 times. The total cost of acquiring the outstanding equity will be $353 million: this sum includes the cost of shares held by Carlyle and management and employee options. In addition, on completion, we will consolidate an additional $587 million of BG third party debt.
The acquisition is expected to enhance earnings in its first year (2006). Return on invested capital (ROIC) is expected to exceed the Group’s weighted average cost of capital in 2008 reflecting modest underlying growth in the base business and the generation of cost and revenue synergies.
Total synergies are expected to be around $120 million by 2010 with around 40% delivered from cost savings and the balance from revenue synergies. Cost synergies of $45 million will be generated from consolidation of manufacturing facilities, joint procurement initiatives and commercial and back-office savings. We expect all of the cost synergies to be delivered by 2008. Revenue synergies of $75 million will be weighted toward 2009 and 2010 and are expected to be generated from better strategic alignment of selling and promotional programmes, particularly to national accounts, and greater penetration of higher margin impulse channels.
We expect the integration of BG with our US beverage business to give rise to restructuring costs of around $35 million in 2006 and 2007 which will be separately disclosed and excluded in our underlying performance. Capital spend at BG will increase from around $80 million to $105 million per annum by 2008. In addition, we expect to spend around $30 million per annum over the next two years to deliver the cost and revenue synergies in respect of optimising manufacturing and investment in IT and new distribution assets (trucks and vending machines).
Information on BG
We entered into a bottling partnership with Carlyle in 1998 to create a platform to consolidate the IBS in the US and provide a secure and strengthened route to market for our beverage brands in that market. BG is the largest bottler in the IBS accounting for around 60% of total IBS volumes.
BG has exclusive long-term license rights to sell a range of mainly carbonated soft drinks brands in Texas, California and 22 other Western and Mid-Western states of the US covering around one third of the US population. BG manufactures and distributes approximately 23% of our US beverages volumes. Our brands account for around 85% of BG’s volumes and include Dr Pepper, Seven Up, A&W, Sunkist, Canada Dry and Snapple. The remaining 15% of BG’s volumes consist of other license brands including Big Red and Monster, and company-owned brands including the Deja Blue water brand. The business has 9,000 employees. It has 10 manufacturing plants and is headquartered in Dallas, Texas.
For the 2005 financial year, BG reported net revenues of $2.0 billion, underlying EBITDA of $204 million and underlying EBIT of $138 million. Underlying EBITDA and EBIT exclude a net $13 million in respect of a $16 million credit arising from the settlement of a lawsuit involving the producers of high fructose corn syrup (HFCS) offset by $3 million of one-off costs. As at the 2005 balance sheet date, BG had net assets of $526 million and gross assets of $1.98 billion. Net indebtedness at the same date was $822 million, of which $235 million was a loan note from Cadbury Schweppes.
There is a significant amount of trading between our North American beverages business and BG which will be eliminated on consolidation. The pro-forma effects of consolidating BG for 2005 are outlined below.
Financial Impact on Cadbury Schweppes
BG was accounted for as an associate in our accounts for our 2005 financial year. On completion, BG will be fully consolidated in our accounts. The tables below show the pro-forma impact on our 2005 Income Statement and Balance Sheet of consolidating BG.
The consolidation of BG with Cadbury Schweppes in 2006 will reduce our underlying operating margins. For 2006, we will report the results of BG separately from the rest of the Group so that the performance of our existing business in relation to our financial goal ranges (see note 3) can be easily assessed.
Cadbury Schweppes and BG 2005 Pro-forma Consolidated Income Statement

	Cadbury Schweppes		Pro-forma
Full Year 2005 (£m)	Reported	BG1	Adjustments	Pro-forma
Revenues	6,508	1,122	(242)	7,388
Underlying Profit from Operations	1,033	76	(3)	1,106
Underlying Operating Margins	15.9%	6.8%	—	15.0%
Share of Results in Associates	28	—	(14)	14
Financing	(188)	(32)	(7)	(227)
Underlying Profit before Taxation	873	44	(24)	893
Underlying Tax	(247)	(17)	3	(261)
Underlying Tax Rate	28.2%	39.0%		29.2%
Discontinued Ops[2]	73	—	—	73
Underlying EPS (p)	33.9			34.2

[1]	BG results translated at $1.82/£, the average $/£ exchange rate for 2005

[2]	In accordance with IFRS 5, the post-tax profits of Europe Beverages, sold in February 2006, are recorded in discontinued operations
The above table shows the pro-forma impact on our 2005 Income Statement of consolidating BG. In accordance with IFRS 5, the results of Europe Beverages, which was sold in February 2006, have been included as a single item below profit and after tax and therefore are not included in revenue or underlying profits but are included in underlying earnings per share.
The following adjustments have been made on consolidation:
•	£242 million to revenue in respect of inter-company transactions

•	£3 million to underlying profit from operations in respect of profits in stock

•	£14 million to associates in respect of Cadbury Schweppes’ 45% share of BG’s post tax profits

•	£7 million to financing primarily reflecting the cost of purchasing the 55% stake in BG offset by the saving on refinancing BG’s debt, which will take place on completion. No adjustment has been made for the interest receivable on the £1.15 billion net proceeds from the sale of Europe Beverages.
On a pro-forma basis, before synergies, the consolidation of BG: increases our revenues by 14%; reduces our underlying operating margins by 90 basis points; and increases our underlying EPS by 0.3 pence or 1%.
Cadbury Schweppes and BG 2005 Pro-forma Consolidated Balance Sheet

Full Year 2005	Cadbury Schweppes
(£m)	Reported	BG1	Pro-forma Adjustments		Pro-forma
			Loan	Other
- Investment in BG	302	—	(137)	(165)	-
- Investment in other Associates[2]	70	—	—	—	70
- Other non-current assets	7,289	905	—	64	8,258
Non-current Assets	7,661	905	(137)	(101)	8,328
Net Working Capital	(4)	8	—	—	4
Assets held for Sale	654	—	—	—	654
Retirement Benefits	(369)	(2)	—	—	(371)
Provisions/deferred tax	(1,007)	(127)	—	—	(1,134)
Net Borrowings	(3,900)	(478)	137	(205)	(4,446)
Net Assets	3,035	306	—	(306)	3,035

[1]	BG Balance Sheet translated at $1.72/£, the year end $/£ exchange rate for 2005

[2]	Primarily reflects Cadbury Schweppes’ share of Cadbury Nigeria. Following an increase in the Group’s stake in Cadbury Nigeria to 50.02%, this business will be fully consolidated in 2006.
The above table shows the pro-forma impact on our 2005 Balance Sheet of consolidating BG with Cadbury Schweppes before any fair value adjustments.
BG is included in our 2005 Balance Sheet as an associate investment. The £302 million shown above reflects:
•	£137 million in respect of a CS loan note to BG

•	£165 million in respect of our 45% share of BG’s net assets and goodwill on the initial acquisition
On consolidation, the following adjustments have been made:
•	The investment in associates in respect of the loan note and share of BG net assets is eliminated
•	An amount of £64 million which will form part of the goodwill arising on acquisition of BG
As a result of this transaction, our pro-forma net debt increases from £3.9 billion to £4.4 billion, reflecting £205 million for the purchase of the 55% equity stake and the assumption of an additional £341 million of net debt. If the £1.15 billion net proceeds from the sale of Europe Beverages were included, our pro-forma net debt would be £3.3 billion.
Regulatory

The purchase of Carlyle’s 53% stake in BG is subject to Hart-Scott-Rodino approval in the US. Subject to this approval being received, we expect completion to take place in early May.
Forthcoming Events
Forthcoming Group announcements/events are listed below:

18 May	Annual General Meeting
7 June	Interim Trading Update
2 August	Interim Results

Ends

For further information:
Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Charles Alfaro (US)	+1 973 909 2585

The Maitland Consultancy (UK)	+44 20 7379 5151
Philip Gawith

Abernathy McGregor (US)	+1 212 371 5999
Winnie Lerner
Presentation
A presentation for analysts and investors will be held today in London at 9.30am (BST) at the offices of UBS Investment Bank, Ground Floor Conference Centre, 1, Finsbury Avenue, London EC2M 2PP.
The presentation will be webcast live on the Group’s website http://www.cadburyschweppes.com at 9.30am (BST). Copies of the presentation will be available on the website today following the presentation.
Teleconference Calls
A teleconference for the media will take place at 7.30am (BST) today, 8.30am (central Europe).

Dial-in numbers:	UK Toll	+44 (0)20 7365 1836
	UK Toll Free	0800 032 4094
Replay	UK Toll	+44 (0)20 7806 1970
Replay Access Number:	4552759#
A teleconference call for analysts and investors will take place at 3pm (BST) today, 4pm (central Europe), 10am (EST).

Dial-in numbers:	UK and Europe	+44 (0)20 7138 0817

	USA Toll Free	+1 718 354 1171
Replay	UK and Europe	+44 (0)20 7806 1970
	USA	+1 718 354 1112
Replay Access Number:	4273625#
The analyst conference call will be webcast live and archived on our Group website at www.cadburyschweppes.com.
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes to Editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 50,000 people.
2. About Cadbury Schweppes Americas Beverages
Cadbury Schweppes Americas Beverages (CSAB) includes the Group’s beverages businesses in the US, Canada and Mexico. In the US, CSAB participates in both the carbonated (CSD) and non-carbonated (non-CSD) categories. CSAB has a 17% share of the CSD market and participates primarily in the non-cola flavoured categories through the Dr Pepper, 7 UP, Sunkist, A&W, Canada Dry and Schweppes brands. In non-CSDs, CSAB participates primarily in teas, juices and juice drinks through the Snapple, Mott’s, Hawaiian Punch and Clamato brands.
In 2005, CSAB had revenues of £1.8 billion and underlying profit from operations of £524 million. It is headquartered in Dallas, Texas and employs around 6,600 people.
3. Cadbury Schweppes’ Financial Goal Ranges
In pursuit of the Group’s goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:

•	Revenue growth of between 3% and 5% per annum excluding the impact of acquisitions and disposals at constant currency
•	Underlying operating margin growth (before brand intangible amortisation, restructuring costs, non-trading items and the volatility introduced from IAS 39 fair value accounting) of between 50 and 75 basis points per annum at constant currency
•	Free cash flow (as explained in our Report & Accounts) totalling £1.5 billion at constant currency over the four year period. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.